Exhibit 12.1

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends and Ratio of Earnings to Fixed Charges

(Unaudited)

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
			(dollars in thousands)
Ratio of earnings to fixed charges:

Fixed charges (interest expense)(1)	$415,581	$302,581	$1,379,462	$1,164,433	$1,096,091	$1,338,019	$1,533,008
Net income (loss) available (attributable) to common shareholders before income taxes (2)	1,294,502	417,912	1,466,363	1,348,931	391,825	(908,922)	3,665,943

Earnings as adjusted	$1,710,083	$720,493	$2,845,825	$2,513,364	$1,487,916	$429,097	$5,198,951

Ratio of earnings to fixed charges	4.11	2.38	2.06	2.16	1.36	0.32	3.39

Ratio of earnings to combined fixed charges and preferred stock dividends:
Fixed charges (interest expense) (1)	$415,581	$302,581	$1,379,462	$1,164,433	$1,096,091	$1,338,019	$1,533,008
Preferred stock dividend	33,766	23,473	109,635	82,260	71,968	71,968	71,968

Combined fixed charges and preferred stock dividends	449,347	326,054	1,489,097	1,246,693	1,168,059	1,409,987	1,604,976
Net income (loss) available (attributable) to common shareholders before income taxes (2)	$1,294,502	$417,912	1,466,363	1,348,931	391,825	(908,922)	3,665,943

Earnings as adjusted	$1,743,849	$743,966	$2,955,460	$2,595,624	$1,559,884	$501,065	$5,270,919

Ratio of earnings to combined fixed charges and preferred stock dividends	3.88	2.28	1.98	2.08	1.34	0.36	3.28

  (1)  Fixed charges include realized gains (losses) on interest rate swaps.

  (2)  Includes unrealized gains (losses) on investments and/or derivatives.